Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Rally Software Development Corp.:

We consent to the use of our report dated March 22, 2013, except as to the effects of the reverse stock split and amended and restated certificate of incorporation described in Note 15, which are as of April 1, 2013, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boulder, Colorado

April 1, 2013